May 13, 2009

VIA ELECTRONIC  AND EDGAR TRANSMISSION

Christian T. Sandoe, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Javelin Exchange-Traded Trust
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A
File Nos. 811-22125 and 333-156024

Dear Mr. Sandoe:

On behalf of Javelin Exchange-Traded Trust (the “Trust”) and its only series, the JETS Dow Jones Islamic Market International Index Fund (the “Fund”) enclosed for your convenience are courtesy copies of Pre-Effective Amendment No. 1 (the “Amendment”) to the above-captioned registration statement on Form N-1A (“Registration Statement”).  The Amendment was filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2009.  For your convenience, the enclosed copies have been marked to highlight changes made from the initial Registration Statement.

The Amendment incorporates changes made in response to comments raised by the Commission staff in a letter to the Trust dated January 8, 2009 to the Registration Statement originally filed with the Commission.  The Amendment also contains updated information on certain aspects of the operation of the Trust and includes other information necessary to complete the Registration Statement, such as most of the remaining required exhibits.  Specifically, the following changes of note have been made:

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new language reflecting the fact that the adviser will charge a unified fee instead of a fee only for investment advisory services;

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the fee waiver language has been eliminated because of the new unified fee;

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a number of changes were made to reflect the fact that the distributor was changed from ALPS Distributors, Inc. to Foreside Fund Services, LLC;

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the disclosure of the process for purchasing and redeeming creation units has beenenhanced;

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risk disclosure, particularly with respect to foreign securities and foreign currency, has been added;

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information in the fee table has been updated;

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the valuation sections in the Prospectus and SAI have been enhanced;

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the tax section has been revised;

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Shari’ah Scholar Board information has been added;

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the fundamental policies listed in the SAI have been revised; and

Christian T. Sandoe, Esq.

May 13, 2009

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information about the Trust’s Chief Compliance Officer and compliance services to be provided to the Trust have been added.

The Amendment also reflects clarifying or stylistic changes.

The following provides the Trust’s response to each comment raised by the Commission staff.  For the staff’s convenience, each of the staff’s comments is set forth in full below, and then the response follows.

PROSPECTUS

JETS Dow Jones Islamic Market International Index Fund - Principal Investment Strategies (Page 1)

1.

The first sentence of the fourth paragraph states that the Fund may use short-term income producing investments to the extent those investments are consistent with Shari’ah principles. In light of the second sentence, which states that Shari’ah principles preclude the use of interest paying instruments, this sentence is confusing because it suggests that there may be some income producing investments that meet Shari’ah requirements. Please disclose in this section the income producing investments that the Fund may invest in that meet Shari’ah requirements. If no income producing investments meet Shari’ah requirements, please revise this paragraph to clarify that the Fund may not invest in income producing investments.

Response: The Prospectus has been revised on page 1 to state that the Fund does not currently intend to invest in short-term income producing securities.  The revision also states that this limitation may limit the Fund’s ability to earn a return on assets not fully invested in the securities of the target index.  The Statement of Additional Information (“SAI”) now contains similar disclosure.

As noted above, Shari’ah principles presently preclude the Fund’s investment in interest paying instruments.  It is possible that a short-term income producing instrument will be devised, the investment in which will be consistent with Shari’ah principles.  Because of this possibility the Prospectus does not prohibit such investments.  Prior to the Fund investing in short-term income producing securities, the Prospectus and SAI would be supplemented or amended to describe those investments, including their risks.

Dow Jones Islamic Market International Titans 100 Index (Page 4)

2.

The fifth sentence of the second paragraph states that the Dow Jones Islamic Market Indexes include stocks from 54 countries. Please describe in this section how many countries are represented in the Dow Jones Islamic Market International Titans 100 Index. In addition, please explain in this section what percentage of the Index is represented by foreign securities.

Response:  The Prospectus has been revised on page 2 to state the number of countries represented in the Dow Jones Islamic Market International Titans 100 Index and the percentage (100%) of that Index that is represented by foreign securities, as of March 31, 2009.

Shari’ah Supervisory Board (Page 4)

3.

The second sentence of the first paragraph states that the Shari’ah Supervisory Board (“SSB”) will oversee all operations, methodologies, and contracts related to the Fund and its trading. Given the level of involvement in the Fund’s investment activities, please explain to us whether the SSB will be registered as an investment adviser and whether it will enter into an investment advisory agreement with the Fund. If the SSB does not plan to register as an investment adviser or does not plan to enter into an investment advisory agreement, please explain to us why you believe that the SSB is not required to be registered under Section 203(a) of the Investment Advisers Act and why you believe that no investment advisory contract is required by Section 15(a) of the Investment Company Act.

Christian T. Sandoe, Esq.

May 13, 2009

Response:  As stated in the Prospectus, the SSB has been retained to ensure that the Fund is and remains Shari’ah compliant.  To perform its services, the SSB will review a variety of types of information, including information about the Fund’s investments, trading and operations.  For example, the Fund may not borrow money.  Its functions therefore resemble the functions of a consultant hired by an adviser to a socially-conscious fund that desires a third-party verification that its investments and other activities do not violate the tenets of socially-conscious investing.

It is the view of the Trust and the Adviser that the activities of the SSB when providing services to the fund will not result in the SSB meeting the definition of “investment adviser,” as defined in Section 2(a)(20) of the Investment Company Act of 1940 (the “1940 Act”) or Section 202(a)(11) of the Investment Advisers Act of 1940 (the “Advisers Act”).  While those definitions differ, each definition generally defines “investment adviser” in relevant part to mean a person engaged in the business of advising others as to the advisability of investing in, purchasing or selling securities.  Simply put, the SSB will not advise the Fund to invest in, purchase or sell any security.  Rather, it will conclude whether the Fund is Shari’ah compliant.

The Adviser or Sub-Adviser will make all investment decisions.  The SSB may inform the Adviser or Sub-Adviser that a proposed investment in, or continued holding of, a security would cause the Fund to no longer be Shari’ah compliant.  The receipt of this information, however, will not dictate what course of action the Adviser or Sub-Adviser may or may not take.  For example, the Adviser or Sub-Adviser may elect to hold the security and cause the Fund to no longer be Shari’ah compliant, assuming appropriate disclosure of such action was made.

Furthermore, the SSB has agreed in its contract with the Adviser that:

Neither the Scholars nor the Shari’ah Supervisory Board when providing services under this Agreement shall take any act that will cause them to be acting in the capacity of an “investment adviser” as defined by Section 2(a)(20) of the Investment Company Act of 1940, as amended, and any recommendation made by the Scholars and the Shari’ah Supervisory Board shall be made solely in connection with whether the Company is in compliance with Shari’ah and not recommendations about which security or other property the Company should purchase, sell or hold.

Based on the foregoing, the Trust believes that the proposed services SSB will provide the Fund will not cause it to be required to register as an investment adviser under the Advisers Act or 1940 Act.

4.

The third sentence of the first paragraph states that the SSB is separate from the Dow Jones Shari’ah Supervisory Board, although certain individuals may be members of both boards. As there may be individuals who serve on both boards, please explain to us whether you intend to treat the index provider as affiliated or unaffiliated and what measures you have adopted to prevent conflicts of interest.

Response:  One scholar, Shaykh Nizam Yaquby, will serve on the SSB and the Dow Jones Shari’ah Supervisory Board.  The Prospectus has been amended to state his proposed service on both Boards.

Despite his service on both Boards, the Trust does not intend to treat Dow Jones as an affiliated person of the Fund.  Shaykh Nizam Yaquby through his service on the SSB will not be an affiliated person of the Fund within the meaning of Section 2(a)(3) of the 1940 Act.  He will not own or have the power to vote 5% or more of the outstanding voting securities of the Fund.  He will not control the Fund, or be under its control.  The Fund and Shaykh Nizam Yaquby will not be under the common control of any person or entity.  As noted above, he and the other SSB members will only be determining whether the Fund is Shari’ah-compliant.  He will not be an employee, officer or director of the Fund.  Rather, he will be a consultant to the Fund.

Since Shaykh Nizam Yaquby will not be an affiliated person of the Fund, Dow Jones will not be an affiliated person of an affiliated person of the Fund.  In any event, Dow Jones through its relationship with Shaykh Nizam Yaquby will not be able to influence any of the policies or investment decisions of the Fund.

We also do not anticipate any conflicts of interest arising out of Shaykh Nizam Yaquby’s dual board service.  In both capacities, he will be testing for Shari’ah-compliance.  Whether or not he finds the index to be Shari’ah

Christian T. Sandoe, Esq.

May 13, 2009

compliant should not influence his review of the Fund, and vice versa.  In most instances, he likely will find that either both are or are not Shari’ah-compliant since the constituents of the index will be substantially the same as the portfolio securities of the Fund.  Lastly, it is unlikely a conflict of interest will arise because Dow Jones and the Fund will not have the ability to influence or interfere with his determinations.

Investment Advisory Services - Sub-adviser (Page 9)

5.

The first sentence of the fourth paragraph states that the Trust and Adviser may in the future seek an exemptive order from the Commission or may rely on a Commission rule that would permit the Adviser, subject to the supervision and approval of the Board, to enter into and materially amend sub-advisory agreements without such agreements being approved by the shareholders of the Fund. Please state in this section that there is currently no Commission rule that would permit the Adviser to enter into and to materially amend sub-advisory agreements without shareholder approval; that the Fund has not at this point requested any such exemptive order; and that if the Fund does request such an order from the Commission in the future that there is no assurance that such an order would be granted.

Response:  The Prospectus has been amended to contain the statement requested by you.

6.

The last paragraph states that a discussion regarding the basis for the Board of Trustees approval of the Investment Management Agreement and Sub-Advisory Agreements will be available in the Fund’s annual or semi-annual report. Please disclose the time period covered by the annual or semi-annual report.  See Item 5(a)(iii) of Form N-lA.

Response:  Page 8 of the Prospectus contains the requested time period.

Portfolio Managers and Members of the Investment Committee — How to Buy Shares (Page 10)

7.

The first sentence of the second paragraph states that a fixed creation transaction fee of $____ per transaction (assuming 100 or fewer stocks in each Creation Unit; Creation Units that have 101-200 stocks are subject to a fee of $_) is applicable to each transaction regardless of the number of Creation Units purchased in the transaction. Please explain to us how many securities are expected to be included in the index and how many securities the Fund expects to hold in its portfolio (if different). If the Fund intends to frequently vary the amounts of securities in each Creation Unit between the amounts described above (100 or fewer stocks versus 101-200 stocks) and to charge such differing fees, please describe such intention in this section.

Response:  The Dow Jones Islamic Market Titans 100 Index has 100 constituent companies.  The fixed creation fee is expected to be $1500 for a creation basket consisting of 100 stocks.  In contrast to the language in the original filing, the Fund does not expect to be subject to two fees based on the number of stocks in the order.  It also does not expect to frequently vary the amounts of securities in each Creation Unit.  The Prospectus has been revised to indicate the proposed fee of $1500 per Creation Unit of 100 securities.

STATEMENT OF ADDITIONAL INFORMATION:

Procedures for Creation of Creation Units (Page 9)

8.

The second sentence of the second paragraph states that in the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. Eastern Time on the trade date. The second sentence of the fourth paragraph of the Fund Deposit section immediately above states that the Fund reserves the right to permit or require the substitution of an amount of cash--i.e., a “cash in lieu” amount--to be added to the Cash Component to replace any Deposit Security that may not be available in sufficient quantity for delivery, may not be eligible for transfer through the Clearing Process, or may not be eligible for trading by a Participating Organization or the investor for which a Participating Organization is acting. As the Fund may require the use of such a Custom Order, please explain how the policy to cut-off these orders at 3:00 p.m. is consistent with Rule 22c-1 under the Investment Company Act.

Christian T. Sandoe, Esq.

May 13, 2009

Response:  As noted above, the disclosure of the process for purchasing and redeeming creation units has been revised in the SAI.  Language referring to custom orders has been eliminated.  As currently described, all orders for creation units of the Fund must be submitted no later than 3:00 p.m. Eastern Time in order for such order to receive that day’s net asset value per share (“NAV”), which is calculated at 4:00 p.m. Eastern Time.  Thus, consistent with Rule 22c-1 under the 1940 Act, all orders will be based on the current net asset value of such security that is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

The revised disclosure continues to state that the Fund reserves the right to permit or require the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security that may not be available for the reasons stated above.  Nevertheless, orders containing such “cash in lieu” of a Deposit Security will be processed based on the NAV next determined after such acceptance.

GENERAL COMMENTS

9.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:  The Trust understands and has made revisions in multiple places of the registration statement where necessary.

10.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:  The Trust has attempted to complete the filing, except for certain statistical information.  As noted above, new or revised information has been added and the Trust understands that the staff may have comments on the additional language.

11.

If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response:  If the Trust elects to omit certain information from the prospectus in reliance on Rule 430A, it will identify the omitted information in a supplemental correspondence to the SEC before filing the final pre-effective amendment.

12.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:  The Trust and Adviser have previously received an exemptive order allowing the operation of an exchange-traded fund, which remains in effect.  See Investment Company Act Rel. No. 28367 (Aug. 26, 2008).  It has no present intention to file an additional application for exemptive relief or submit a letter requesting no-action relief.

13.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response:  The Trust has responded to the comments in your letter by filing pre-effective Amendment No. 1 to the Registration Statement.

14.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Christian T. Sandoe, Esq.

May 13, 2009

Response:  The Trust understands the staff’s position.

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We believe that the Amendment is complete and responds to all Commission staff comments. We respectfully request that the staff review these materials as soon as possible.  Requests for acceleration from the Trust, on behalf of the Fund, and from the principal underwriter will be forthcoming.

If you have any questions or comments, please call the undersigned at (202) 383-0509.  We greatly appreciate the staff’s efforts in assisting the Trust with this filing.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

Attachment

cc:

Brinton W. Frith

Javelin Exchange-Traded Trust